EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into Registration Statement Nos. 333-103720 and 333-131847 on Form S-8 and Registration Statement No. 333-130316 on Form S-3/A of our report dated May 16, 2007, appearing in the Annual Report on Form 10-K of Hydrogen Power, Inc. (formerly Equitex, Inc.) and Subsidiaries for the year ended December 31, 2006.

Our report, dated May 16, 2007, contains an explanatory paragraph that states that Hydrogen Power, Inc. and Subsidiaries has incurred significant losses and has an accumulated deficit of approximately $55 million, and a working capital deficit of $2,038,000 at December 31, 2006. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

Seattle, Washington
May 17, 2007